

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Henry Monzon
Chief Executive Officer
Nocturne Acquisition Corporation
P.O. Box 25739
Santa Ana, CA 92799

>   **Re: Nocturne Acquisition Corporation**
>   **Post-effective Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed February 12, 2024**
>   **File No. 333-273986**

Dear Henry Monzon:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-effective Amendment No. 1 to Registration Statement on Form S-4 filed February 12, 2024

Explanatory Note, page i

1. We note your disclosure regarding Amendment No. 2 to the Merger Agreement and your statement that the amendment is attached as Annex A-3. Annex A-3 appears to be blank in the filing. Please revise the annex to include a copy of the amendment.

2. We note your disclosure that on January 27, 2024, Nocturne, Cognos and Helena Partners Inc. entered into an engagement letter and initial term sheet, both of which are subject to the execution and delivery of definitive documentation, pursuant to which Cognos may issue to an affiliate of Helena senior unsecured notes convertible into shares of common stock of the Combined Company. Please disclose whether the initial term sheet is legally binding or enforceable prior to the execution and delivery of definitive documentation. If not, and to the extent material, please include risk factor disclosure discussing the risk that the Helena Investment may not be completed on the disclosed terms or at all.

3. Please file a copy of the initial term sheet for the Helena Investment as an exhibit to the

Registration Statement or tell us why you are not required to do so.

4.   We note descriptions of the Transfer Agreement among Cognos, certain shareholders and Helena, and the Amended and Restated Sponsor Forfeiture Agreement among Nocturne, the Sponsor, Cognos and certain Cognos shareholders. Please file the form agreements as exhibits to the Registration Statement or tell us why you are not required to do so.

Risk Factors
Risks Related to Compliance with Law, Government Regulation and Litigation
If we were deemed to be an investment company under the 1940 Act, as a result of our ownership of Cognos..., page 48

5.   We note your statement that "as of September 30, 2023, in order to mitigate the risk that the Company could be deemed to be operating as an unregistered investment company under the 1940 Act, the Company instructed Continental to liquidate the Company's investments in money market funds invested primarily in U.S. Treasury securities and thereafter to hold all funds in the Trust Account in cash or in U.S. Treasury securities until the earlier of the consummation of the initial business combination or the Company's liquidation." Because it appears that assets in your trust account may be held in U.S. Government securities, please disclose the risk that you could be considered to be operating as an unregistered investment company. Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Please also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Executive Compensation of Cognos, page 229

6.   Please include executive compensation disclosure for Cognos' executive officers for the fiscal year ended December 31, 2023. For guidance, please refer to Items 18(a)(7)(ii) and 18(b) of Part I of Form S-4, Item 402 of Regulation S- K and Question 117.05 of the Compliance & Disclosure Interpretations for Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Henry Monzon
Nocturne Acquisition Corporation
February 13, 2024
Page 3

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Stephen M. Leitzell, Esq.